EXHIBIT 99.1

Caledonia approves quarterly dividend

ST HELIER, Jersey, Nov. 10, 2025 (GLOBE NEWSWIRE) -- As announced in the third quarter results this morning, Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) has approved a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

The relevant dates relating to the dividend are as follows:

  Ex-dividend date VFEX: November 19, 2025
  Ex-dividend date AIM: November 21, 2025
  Ex-dividend date NYSE American: November 21, 2025
  Record date: November 21, 2025
  Payment date: December 5, 2025

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future dividends as appropriate and in line with other investment opportunities and its prudent approach to risk management.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden George Lawson	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Gordon Poole	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.